June 3, 2025

Donald T. Robinson
President and Chief Financial Officer
MVB Financial Corp.
301 Virginia Avenue
Fairmont, WV 26554

        Re: MVB Financial Corp.
            Form 10-K for the Fiscal Year Ended December 31, 2024
            File No. 001-38314
Dear Donald T. Robinson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K filed March 13, 2025
Funding Sources, page 47

1.     We note your disclosure that gaming deposits totaled $227.6 million and
$354.1
       million at December 31, 2024 and 2023. Please revise your future filings to quantify all Fintech deposits. Additionally, provide a greater understanding of the nature of these gaming deposits and how they arise in your operations. For instance, describe the activities and factors causing an increase or decrease in your gaming deposits from period to period and whether they relate to digital gaming accounts, online sportsbooks or some other point-of-service.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lory Empie at 202-551-3714 or John Nolan at 202-551-3492 with any questions.
 June 3, 2025
Page 2



               Sincerely,

               Division of Corporation Finance
               Office of Finance